

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

April 28, 2006

Mr. Jeffrey L. Tepera
Vice President and Chief Financial Officer
W-H Energy Services, Inc.
10370 Richmond Avenue, Suite 990
Houston, TX 77042

Re: W-H Energy Services, Inv.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 6, 2006
Response Letter Dated April 13, 2006
File No. 1-31346

Dear Mr. Tepera:

        We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2005

Legal Proceedings, page 20

1.   We note your disclosure that states, "It is possible, nevertheless, that our results of operations or financial position could be adversely affected by the outcome of one or more of these [legal] matters." Please tell us and disclose whether or not the possibility exists that an adverse outcome could have a material impact on the results of operations or financial position.

Financial Statements

Note 2 – Summary of Significant Accounting Policies

        Revenue Recognition, page F-11

2.   We note your responses to our prior comment numbers seven and eight. It continues to appear that the proceeds from customers derived from the event of lost or damaged rental equipment is a return of investment similar to an insurance recovery rather than a return on investment. It appears that the event of lost or damaged rental equipment is beyond the control of the company and is not manageable, planned, or predictable. We note your response that indicates you negotiate day rates and recovery terms associated with potentially lost or damaged equipment. These appear to represent adjustments in the form of a risk premium the company is willing to accept associated with its rental equipment, similar to a self-insurance arrangement. While incidents of lost or damaged equipment are expected and recurring, you indicate in your response that it is atypical that a specific item of equipment is sold by virtue of being lost or damaged within one year of purchase by the company. As such, it continues to appear that you should modify your Statements of Operations to reflect the economic event associated with lost or damaged rental equipment as a gain or loss on the face of your Statement of Operations. Please revise your document accordingly.

3.   Please modify your Statement of Cash Flows to present the proceeds received from lost or damaged equipment as a separate investing cash inflow, if material.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kevin Stertzel at (202) 551-3723, or Jennifer Goeken at (202) 551-3721, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief